Filed by Reinvent Technology Partners Y

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aurora Innovation, Inc.

Commission File No. 001-40216

RTPY-Aurora Media Filing – Yahoo Finance Transcript

Brian Sozzi: Good morning to you both. We’ve talked with a good number of lidar technologies companies, all working on very interesting stuff. What makes your company different from them?

Chris Urmson: Yeah, well, first we’re not a lidar company, we’re actually building the complete self-driving stack, so we built the Aurora driver which combines hardware, software, and data service to let a vehicle drive safely through the world. And we’re going to deliver that in a driver-as-a-service model to customers where they’ll pay us based on the miles we drive to support their businesses.

Brian Sozzi: And Michael, I imagine you have seen a good number of tech companies go public here via SPAC. Why did you and the team select this one?

Michael Thompson: Quite simply, it’s the best team in the market in our opinion. We’ve been long-time partners and investors with Chris and the team at Aurora. Our partner Reid has been a long-time board member of the company. Our fund, Reinvent, has been an investor since the Series B. We’ve had a long view that this is the best team in the market, and as we’ve been going through this diligence process for the past four months that view has only been bolstered and we’ve also had the opportunity to meet with heads of all the major divisions within the company, and I could just tell you from our experience this is just a world-class team from top to bottom.

Julie Hymen: Hey, Chris, it’s Julie here. Back to you just sort of explain a little bit more. I mean, as Brian mentioned we’ve seen a lot of companies within this space, different segments of it to be sure, come public over the past six months or so. There are more that aren’t public yet. So how as people who are potential investors, how should we be thinking about you differentiated from some of the other offerings out there? It’s hard to sort of make sense as an investor of what versus what.

Chris Urmson: Yeah, no, of course, and I think about it as spanning the people we have, the technology we’re developing, the partnerships we have in the place and the way we’re coming to market. On the people front, the team is about 1,600 people strong of which about 1,400 of us are focused on delivering the product, getting it out the door. And that’s really what it takes to do this. There’s only two other companies we think that are at that scale. If you ask around in the industry, the depth of experience our team has bar none is at the top of the charts. And that’s led to us investing in technology that will actually solve the problem rather than result in demo ware. And again, that’s based on the experience the team has, having seen the dead ends and knowing what we need to do to actually get to product. On the partnership front, here I think we really stand out. We’re partnered with car manufacturer with Toyota, the world’s number one ride hailing platform with Uber, and two of the top truck manufacturers, two of the top three truck manufacturers that make up about 50% of the trucks on the U.S. market. So, incredible set of partnerships. And then for us, we’re leading by coming to market in trucking where we’ll deliver a product that will drive trucks from terminals to terminals, but soon behind that we’ll be entering into the ride hailing market through our partnership with Uber and Toyota. And thus as an investor, you don’t just have to bet on trucking or ride hailing, you can bet on the whole opportunity in transportation, which is a multitrillion dollars space.

Brian Sozzi: Chris, you know, on the topic of Uber, Uber’s CEO Dara Khosrowshahi, he’s on your board I believe, they are investors in your company. When might we see self-driving Uber cars hit the road?

Chris Urmson: Yeah, so our first product will be in trucking, and that will be at the end of ‘23. And then soon thereafter we’ll take that same core technology, cause the Aurora Driver is common whether it’s on a big class a tractor-trailer or whether it’s on a small EV. And so soon thereafter you’ll start to see us serving passengers and customers driving things like from airports to hotels along freeway routes.

Brian Sozzi: Michael – how confident are you that once this deal closes that Aurora won’t need another capital infusion? I mean, they’re not expected to be profitable until, what, 2027? You know, what does the capital allocation look like over the next three to four years?

Michael Thompson: Great, so this transaction has $2 billion of capital both through the SPAC and through the PIPE, and incidentally the PIPE itself is a billion dollars and I believe it’s the first and only billion dollar PIPE for a U.S. company since April, so we’re very pleased with that outcome. And that capital combined with the cash already on Aurora’s balance sheet, we believe, and the company believes, will take the company through commercialization of the trucking product. There will be need for future capital infusions over time, but we’re very excited about having this war chest of capital to get to commercialization.

Julie Hymen: Chris, finally, I want to ask you sort of about public perception of autonomous driving because obviously we’ve had some sort of movement toward that. You have, for example, Tesla’s auto pilot, which has not been all it’s cracked up to be, so do you think that that has actually set public perception understanding of autonomous driving back, and do you think that it needs to be repaired to some degree?

Chris Urmson: Yeah, I think it’s really important that we differentiate between driver system systems, like what Tesla is providing and what we’re ultimately building, which is something that can truly drive a vehicle without a person on board and do that safely and reliably. What I’m actually really bullish on is that people will understand and appreciate the value of this. I’ve been working in this space for going on 20 years now, and it’s incredible to see the transformation of someone where they get into a vehicle, where they’re very skeptical, they experience it driving safely down the road and 30 minutes later, maybe even 15 minutes later, they’re kind of bored because we’ve all had that experience on being in a vehicle where someone else drives it or being around vehicles that are driven by someone else. And so I’m actually really enthusiastic about this. I think if you look at the statistics, there’s been these studies that have happened where people come out and have said, you know, 60% of the American public isn’t ready to ride in a self-driving vehicle. I look at one and say that means 40% of the American public is, which is kind of incredible for a technology that doesn’t exist today. And then the other is that, well, they don’t really exist at scale today, so people wouldn’t have the chance to experience it, and like so many other things in life, once you try it, you know, it makes it clear to you what the opportunity and value is.

Brian Sozzi: Chris, real quick before I let you go, I have 15 seconds. How long is your deal with Uber, your data sharing deal? How long does that go to?

Chris Urmson: Yeah, we have about decade long data sharing deal with uber, and that’s independent of the commercial framework we have with them as well, so we’re really excited about that partnership. Dara and the team there have been incredibly great partners for us and we’re thrilled to work with them.

Brian Sozzi: All right, well good luck on the path forward. Looking forward to staying in touch. Aurora co-founder and CEO Chris Urmson and Reinvent Technology Partners Y CEO Michael Thompson. Good to see you both.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners Y (“Reinvent”) and Aurora Innovation, Inc. (“Aurora”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Reinvent’s securities, (ii) the risk that the proposed transaction may not be completed by Reinvent’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Reinvent, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and among Reinvent, Aurora and Reinvent Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Reinvent, by the shareholders of Reinvent, the satisfaction of the minimum cash condition following redemptions by Reinvent’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against Reinvent related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of Reinvent’s securities on a national securities exchange, (x) the price of Reinvent’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Reinvent plans to operate or Aurora operates, variations in operating performance across competitors, changes in laws and regulations affecting Reinvent’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Reinvent’s registration statement on Form S-1 (File No. 333-253075), its Quarterly Report on Form 10-Q for the period ended March 31, 2021, the registration statement on Form S-4 discussed below and other documents filed by Reinvent from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Reinvent, Sequoia and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Reinvent nor Aurora gives any assurance that either Reinvent or Aurora or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Reinvent and Aurora. This document is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Reinvent has filed a registration statement on Form S-4 with the SEC (333-257912), which includes a preliminary prospectus and proxy statement of Reinvent, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all Reinvent shareholders. Reinvent also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Reinvent are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Reinvent through the website maintained by the SEC at www.sec.gov.

The documents filed by Reinvent with the SEC also may be obtained free of charge at Reinvent’s website at https://y.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in Solicitation

Reinvent and Aurora and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Reinvent’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Reinvent and Aurora and information regarding their interests in the proposed transaction are set forth in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.